Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

June 1, 2017

PRAXAIR

*Making our planet more productive*

A COMPELLING COMBINATION

THE LINDE GROUP

Linde and Praxair Sign Business Combination Agreement to
Become a Leading Industrial Gas Company

Merger Highlights

•	Combination leverages unique strengths of each company: Linde’s long‐standing leadership in engineering and technology with Praxair’s operational excellence
•	Establishes strong, complementary positions in key geographies and end‐markets, creates a more diverse and balanced end‐market portfolio
•	Considerable value driven by approximately USD 1.2 billion (EUR 1.1 billion) in annual synergies and cost reductions
•	Combined pro forma revenues of approximately USD 29 billion (EUR 27 billion) in 2016 and combined current market value in excess of USD 70 billion (EUR 66 billion) as of 31 May, 2017
•
All‐stock transaction: Linde shareholders will receive 1.54 shares in the new holding company for each Linde share and Praxair shareholders will receive one share in the new holding company for each Praxair share

•	Governed by a Board of Directors with equal representation from Linde and Praxair
•	The combined company will be named Linde, retaining the globally‐recognized brand and will be listed on both the New York Stock Exchange and Frankfurt Stock Exchange
•	Closing expected in the second half of 2018

Munich, Germany and Danbury, Connecticut (June 1, 2017) – Linde AG (Xetra: LIN) and Praxair, Inc. (NYSE: PX) today announced that the companies have entered into a definitive business combination agreement (BCA) to come together under a new holding company through an all‐stock merger of equals transaction.  Linde and Praxair expect the transaction to close in the second half of 2018, subject to customary closing conditions, including regulatory approvals.

The proposed merger brings together two leading companies in the global industrial gas industry, leveraging the proven strengths of each.  The transaction unites Linde’s long‐standing leadership in engineering and technology with Praxair’s efficient operating model – creating a global leader.

The combined company will have a strong presence in all key geographies and end‐markets, which will result in a more diverse and balanced global portfolio as well as increased exposure to long‐ term macro‐economic growth trends.  With a strong culture of innovation, sustainability and performance, the new company will enable the development and delivery of a broad range of products and solutions to customers and provide enhanced value for its employees, shareholders and communities.

“This combination is a compelling and transformative opportunity to create a world‐class leader in the industrial gas industry,” said Steve Angel, Chairman and CEO of Praxair, Inc.  “The combined company will give us the opportunity to leverage the individual strengths of both companies across a much larger global footprint and enhance our ability to drive innovation and growth.”

“This merger is a once‐in‐a‐lifetime opportunity to form a great global industrial gas company poised to deliver value for customers, employees and shareholders alike.  The new company is well positioned in all key markets and regions and can build on its exceptional R&D expertise,” said Aldo Belloni, CEO of Linde AG.

Value Creation

Based on 2016 reported results, the combination will create a company with pro forma revenues of approximately USD 29 billion (EUR 27 billion), prior to adjustments, potential divestitures and regulatory limitations, and a combined current market value in excess of USD 70 billion (EUR 66 billion).  Additionally, the new company will have a robust balance sheet and strong cash flow generation, enabling financial flexibility to invest in future growth.

The merged company is expected to create significant value for shareholders through the realization of approximately USD 1.2 billion (EUR 1.1 billion) in annual synergies and cost reduction programs that are expected to be achieved over a period of approximately three years following closing.  These synergies and cost reductions are expected to arise from scale benefits, cost savings, and efficiency improvements from existing cost reduction programs.

Governance and Leadership

The new company will be governed by a 12‐member board of directors with equal representation from Linde and Praxair.  Linde´s Supervisory Board Chairman, Wolfgang Reitzle, will become Chairman of the new holding company´s board.  Praxair´s Chairman and CEO, Steve Angel, will become CEO of the new group and will also be a board member of the new holding company.

The new holding company will be incorporated in Ireland while its principal governance activities, including board meetings, will primarily be based in the United Kingdom.  The group CEO will be based in Danbury, Connecticut, USA and group corporate functions will be appropriately split between Danbury, Connecticut and Munich, Germany to help achieve efficiencies for the combined group.

The new group will adopt the globally‐recognized and respected Linde name reflecting our shared history and heritage.

Proposed Transaction Structure

The transaction will be structured, for Linde shareholders, as an exchange offer under German law for shares in the new holding company; and for Praxair shareholders, it will be structured as a merger under Delaware law.

Under the proposed terms of the transaction, Linde shareholders will be offered 1.54 shares in the new holding company for each Linde share, and Praxair shareholders will receive one share in the new holding company for each Praxair share.  As a result, current Linde and Praxair shareholders will each own approximately 50% of the combined company assuming a 100% share exchange in the exchange offer.

Listing

The combined company will be listed on both the New York Stock Exchange (NYSE) and the Frankfurt Stock Exchange (Prime Standard segment).  The new company will seek inclusion in the S&P 500 and DAX 30 indices.

Media Conference and Investor Call

Linde and Praxair will host a joint media conference to discuss the proposed combination tomorrow on June 2, 2017 at 5:00am Eastern Time, 11:00am Central European Time at the Hotel Vier Jahreszeiten Kempinski, Maximilianstrasse 17, 80539 Munich, Germany.  You can also join the press conference via the internet.  Please go to www.lindepraxairmerger.com.

Linde and Praxair will hold a joint investor conference on June 2, 2017 to discuss the proposed combination at 9:00am Eastern Time, 3:00pm Central European Time.  To access the investor call, please register for the live webcast at the following link: http://event.mescdn.com/linde/analyst‐ call‐20170602.

A replay of the investor webcast will be available within 24 hours on www.lindepraxairmerger.com.

Advisors

Perella Weinberg Partners and Morgan Stanley are acting as financial advisors and Hengeler Mueller as well as Cravath, Swaine & Moore and Linklaters (regulatory) are serving as legal counsel to Linde.  Credit Suisse is acting as exclusive financial advisor and Sullivan & Cromwell LLP is serving as legal counsel to Praxair.

About Linde

In the 2016 financial year, The Linde Group generated revenue of EUR 17 billion, making it one of the leading gases and engineering companies in the world, with approximately 60,000 employees working in more than 100 countries worldwide.  The strategy of The Linde Group is geared towards long‐term profitable growth and focuses on the expansion of its international business with forward‐ looking products and services.  Linde acts responsibly towards its shareholders, business partners, employees, society and the environment in every one of its business areas, regions and locations across the globe.  The company is committed to technologies and products that unite the goals of customer value and sustainable development.

About Praxair

Praxair, Inc., a Fortune 300 company with 2016 sales of USD 11 billion, is a leading industrial gas company in North and South America and one of the largest worldwide.  The company produces, sells and distributes atmospheric, process and specialty gases, and high‐performance surface coatings.  Praxair products, services and technologies are making our planet more productive by bringing efficiency and environmental benefits to a wide variety of industries, including aerospace, chemicals, food and beverage, electronics, energy, healthcare, manufacturing, primary metals and many others.  More information about Praxair, Inc. is available at www.praxair.com.

Media and Investor Contacts
Linde Media Relations	Praxair Media Relations

Dr Frank Herkenhoff, Linde AG	Lisa Esneault, Praxair, Inc.
Email: frank.herkenhoff@linde.com	Email: lisa_esneault@praxair.com
Phone: +49 89 35757 1320	Phone: +1 203 837 2448

Linde Investor Relations	Praxair Investor Relations

Bernard Wang, Linde AG	Juan Pelaez, Praxair, Inc.
Email: bernard.wang@linde.com	Email: juan_pelaez@praxair.com
Phone: +49 89 35757 1328	Phone: +1 203 837 2213

Additional Information and Where to Find It

In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Zamalight plc (“New Holdco”) is expected to file a Registration Statement on Form S‐4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders.  When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly‐owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde. New Holdco is also expected to file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”). The consummation of the proposed business combination is subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  You may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. Following approval of its publication by BaFin, the offer document will be made available at BaFin’s Web site at www.bafin.de. The offer document (when it becomes available) and other documents relating thereto may also be obtained for free by accessing New Holdco’s Web site at www.lindepraxairmerger.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde.  The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by BaFin and in documents that will be filed with the SEC.  No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.  The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations.  The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions.  Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.  No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in Solicitation

Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination.  Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10‐K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 15, 2017, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward‐looking Statements

This communication includes “forward‐looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward‐looking statements are based on our beliefs and assumptions on the basis of factors currently known to us.  These forward‐looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward‐looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward‐looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward‐looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward‐looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long‐term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard‐setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward‐Looking Statements” in Praxair’s Form 10‐K for the fiscal year ended December 31, 2016, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive.  These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S‐4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination.  In light of these risks, uncertainties and assumptions, the events described in the forward‐looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described.  All such factors are difficult to predict and beyond our control.  All forward‐looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Holdco disclaims and does not undertake any obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, except as required by law.